UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Gulfport Energy Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

402635502

(CUSIP Number)

Steven Weiser

Silver Point Capital, L.P.

2 Greenwich Plaza, Suite 1

Greenwich, CT 06830

203-542-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 402635502

1	NAMES OF REPORTING PERSONS Silver Point Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* -0-
	8	SHARED VOTING POWER* 10,300,509
	9	SOLE DISPOSITIVE POWER* -0-
	10	SHARED DISPOSITIVE POWER* 10,300,509

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 10,300,509
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11)* 50.9%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

*	See Item 5.
1

As reported in the Company’s Current Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2023, as of April 26, 2023, there were 18,531,707 shares of Common Stock and 55,000 shares of the Issuer’s Series A Convertible Preferred Stock (the “Preferred Stock”) issued and outstanding. Percent ownership calculations in this Schedule 13D are calculated by using a denominator of (a) 18,531,707 shares of the Issuer’s common stock outstanding plus (b) 1,695,929 shares of common stock issuable upon the conversion of the 23,743 shares of Preferred Stock outstanding beneficially owned by the Reporting Persons.

SCHEDULE 13D

CUSIP NO. 402635502

1	NAMES OF REPORTING PERSONS Edward A. Mulé
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* -0-
	8	SHARED VOTING POWER* 10,300,509
	9	SOLE DISPOSITIVE POWER* -0-
	10	SHARED DISPOSITIVE POWER* 10,300,509

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 10,300,509
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11)* 50.9%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See Item 5

SCHEDULE 13D

CUSIP NO. 402635502

1	NAMES OF REPORTING PERSONS Robert J. O’Shea
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* -0-
	8	SHARED VOTING POWER* 10,300,509
	9	SOLE DISPOSITIVE POWER* -0-
	10	SHARED DISPOSITIVE POWER* 10,300,509

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 10,300,509
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11)* 50.9%%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See Item 5

Explanatory Note

This Amendment No. 3 (the “Amendment”) amends the statement on Schedule 13D originally filed by the Reporting Persons on May 27, 2021, as amended by Amendment No. 1 filed by the Reporting Persons on June 10, 2021 and as further amended by Amendment No. 2 filed by the Reporting Persons on June 21, 2021 (as amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 2.	IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated as follows:

(a)

This Schedule 13D is being jointly filed by Silver Point Capital, L.P., a Delaware limited partnership (“Silver Point”), Mr. Edward A. Mulé and Mr. Robert J. O’Shea with respect to the ownership of Shares by Silver Point Capital Fund, L.P., Silver Point Capital Offshore Master Fund, L.P. by SPCP Offshore IV, Inc. as its designated affiliate, Silver Point Distressed Opportunities Fund, L.P., Silver Point Distressed Opportunities Offshore Master Fund, L.P. by DOF Offshore III, Inc. as its designated affiliate, Silver Point Distressed Opportunity Institutional Partners, L.P. and Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P. by DOF IP Offshore II, Inc. as its designated affiliate. Silver Point, Mr. Mulé and Mr. O’Shea are collectively referred to herein as the “Reporting Persons.”

The funds listed above (collectively, the “Funds”) are managed by Silver Point or its wholly owned subsidiaries. Silver Point Capital Management, LLC (“Management”) is the general partner of Silver Point and as a result may be deemed to be the beneficial owner of the securities held by the Funds. Each of Mr. Edward A. Mulé and Mr. Robert J. O’Shea is a member of Management and has voting and investment power with respect to the securities held by the Funds and may be deemed to be a beneficial owner of the securities held by the Funds.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of June 23, 2023, a copy of which is attached hereto as Exhibit 1.

(b)	The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, Suite 1, Greenwich, CT 06830.

(c)

The principal business of Silver Point is serving as the investment manager of the Funds. The principal business of Mr. Edward A. Mulé and Mr. Robert J. O’Shea is serving as sole members and sole managing members of Management and engaging in certain other investment related activities.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Silver Point is a limited partnership organized under the laws of the State of Delaware. Each of Messrs. Mulé and O’Shea is a United States citizen.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby supplemented as follows:

On January 20, 2022, the Reporting Persons received an amount of shares for Reserved Shares for no consideration. 349,053 shares were distributed as partial resolution of the claim. Additional amounts may be received at a later date as a distribution in connection with the Plan.

On June 21, 2023, the Funds and other stockholders entered into that certain Underwriting Agreement (the “Underwriting Agreement”) with the Issuer and BofA Securities, Inc., J.P. Morgan Securities LLC and Evercore Group L.L.C. acting as the lead underwriters (the “Underwriters”), pursuant to which the stockholders have agreed to sell to the Underwriters, and the Underwriters have agreed to purchase from the stockholders an aggregate 1,300,000 Shares (the “Offering”). In connection with the Offering, the Funds have entered into an agreement (the “Lock-Up Agreement”) pursuant to which the Funds have agreed that, during the period commencing on June 21, 2023 and ending at the close of business 60 days after the date of the final prospectus related to the Offering, subject to certain exceptions, the Funds will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, direct or indirectly, any Shares beneficially owned, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares without the prior written consent of the representatives of the prospective underwriters. This summary of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-up Letter, which is attached as Exhibit 3. The Offering is subject to market and other conditions, and there can be no assurance as to whether or when the Offering may be completed.

In addition, on June 20, 2023, in connection with the Offering, the Issuer entered into a repurchase agreement (the “Repurchase Agreement”) with the Silver Point Capital Fund, L.P., Silver Point Capital Offshore Master Fund, L.P. by SPCP Offshore IV, Inc. as its designated affiliate, Silver Point Distressed Opportunities Fund, L.P., Silver Point Distressed Opportunity Institutional Partners, L.P. and other stockholders participating in the Offering, pursuant to which the Issuer has agreed to repurchase $25 million of Shares at a price per Share equal to the public offering price in the Offering (the “Concurrent Repurchase”).

Other than as described above, the Reporting Persons do not have any current plan or proposal that relates to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby supplemented to add the following as exhibits:

(a)

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Persons currently beneficially own 10,300,509 Shares, consisting of (a) 8,604,580 Shares plus (b) 1,695,929 Shares issuable upon the exercise of 23,743 shares of Preferred Stock. These amounts do not include up to 24,412 Reserved Shares, which amounts may be received at a later date as a distribution in connection with the Plan.

As reported in the Company’s Current Report on Form 10-Q filed with the SEC on May 5, 2023, as of April 26, 2023, there were 18,531,707 shares of Common Stock and 55,000 shares of Preferred Stock issued and outstanding (which shares of Preferred Stock vote together on an as-converted basis with the Common Stock as a single class). Percent ownership calculations in this Schedule 13D are calculated by using a denominator of (a) 18,531,707 shares of the Issuer’s common stock outstanding plus (b) 1,695,929 shares of common stock issuable upon the conversion of the 23,743 shares of Preferred Stock beneficially owned by the Reporting Persons. Assuming conversion of all outstanding shares of the Issuer’s Preferred Stock, the Reporting Persons beneficially own approximately 45.9% of the outstanding voting securities of the Issuer (including in the denominator all 3,928,572 shares of common stock issuable upon the conversion of the Preferred Stock outstanding).

(b)	The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby supplemented to add the following as exhibits:

Exhibit 1	Underwriting Agreement, dated as of June 21, 2023, by and among The Mainstay Mackay High Yield Corporate Bond Fund, The Mainstay VP High Yield, Corporate Bond Portfolio, Silver Point Capital Fund, L.P., Silver Point Capital Offshore Master Fund, L.P. by SPCP Offshore IV, Inc. as its designated affiliate, Silver Point Distressed Opportunities Fund, L.P., Silver Point Distressed Opportunities Offshore Master Fund, L.P. by DOF Offshore III, Inc. as its designated affiliate, Silver Point Distressed Opportunity Institutional Partners, L.P. and Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P. by DOF IP Offshore II, Inc. as its designated affiliate, BofA Securities, Inc., J.P. Morgan Securities LLC, Evercore Group L.L.C., and Gulfport Energy Corporation.

Exhibit 2	Form of Lock-Up Agreement, dated as of June 21, 2023, by and among The Mainstay Mackay High Yield Corporate Bond Fund, The Mainstay VP High Yield, Corporate Bond Portfolio, Silver Point Capital Fund, L.P., Silver Point Capital Offshore Master Fund, L.P. by SPCP Offshore IV, Inc. as its designated affiliate, Silver Point Distressed Opportunities Fund, L.P., Silver Point Distressed Opportunities Offshore Master Fund, L.P. by DOF Offshore III, Inc. as its designated affiliate, Silver Point Distressed Opportunity Institutional Partners, L.P. and Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P. by DOF IP Offshore II, Inc. as its designated affiliate, BofA Securities, Inc., J.P. Morgan Securities LLC, and Evercore Group.

Exhibit 3	Repurchase agreement, dated as of June 20, 2023, by and among The Mainstay Mackay High Yield Corporate Bond Fund, The Mainstay VP High Yield, Corporate Bond Portfolio, Silver Point Capital Fund, L.P., Silver Point Capital Offshore Master Fund, L.P. by SPCP Offshore IV, Inc., its designated affiliate, Silver Point Distressed Opportunities Fund, L.P., Silver Point Distressed Opportunity Institutional Partners, L.P., B and Gulfport Energy Corporation.

Exhibit 4	Joint Filing Agreement, dated as of June 23, 2023, by and among the Reporting Persons.

Exhibit 5	Registration Rights Agreement dated as of May 17, 2021, by and among the Issuer and the other parties signatory hereto (incorporated herein by reference to Exhibit 10.2 of the Issuer’s Form 8-K filed with the SEC on May 17, 2021).

Exhibit 6	Cooperation Agreement, dated as of May 17, 2021, by and among Gulfport Energy Corporation and Silver Point Capital, L.P. (incorporated herein by reference to Exhibit 10.3 of the Issuer’s Form 8-K filed with the SEC on May 17, 2021).

Exhibit 7	Power of Attorney of Edward A. Mulé (incorporated here by reference to Exhibit B to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mulé and Robert O’Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.).

Exhibit 8	Power of Attorney of Robert O’Shea (incorporated here by reference to Exhibit C to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mulé and Robert O’Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 23, 2023

Silver Point Capital, L.P.

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Authorized Signatory

Edward A. Mulé

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact

Robert J. O’Shea

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact